

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2021

James O'Rourke
Chief Executive Officer
Powerdyne International, Inc.
45 North Main Street
North Reading, MA 01864

> **Re: Powerdyne International, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed January 15, 2021**
> **File No. 000-53259**

Dear Mr. O'Rourke:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 7, 2021.

Amendment No. 3 to Registration Statement on Form 10 filed January 15, 2021

General

1. We note your response to prior comment 6 and your disclosure that you have no intent to continue to engage in the business of buying and selling digital assets. With respect to the digital assets currently held by the Company please tell us how you will be able to limit your holdings to less than 40% of total assets in light of the volatility of digital assets and your statement on page F-29 that the "coins are held in anticipation of future price appreciation as crypto currencies become more widely accepted."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert

Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William Barnett